July 29, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	LTN Staffing, LLC

Confidential Draft Registration Statement on Form S-1

Submitted Confidentially on May 1, 2013

CIK No. 0001474903

Dear Mr. Spirgel:

On behalf of LTN Staffing, LLC d/b/a BG Staffing (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made by the letter dated May 24, 2013 (the “Comment Letter”) in connection with the confidential submission of the Company’s draft Registration Statement on Form S-1, which was submitted confidentially on May 1, 2013 (the “Form S-1”). Concurrently with this letter, the Company is submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”). For ease of review, we have set forth below, in boldface type, the number and text of each comment set forth in the Comment Letter followed by the Company’s responses thereto.

General

1.	Please tell us the nature and timing of the transactions through which the selling shareholders acquired their shares.

Response: The Class A and Class B units of LTN Acquisition, LLC currently held by the selling stockholders will be converted into equivalent Class A and Class B units of the Company in the merger of LTN Acquisition, LLC with and into the Company, and the resulting units will then subsequently be converted into shares of common stock of BG Staffing, Inc. upon the conversion of the Company into BG Staffing, Inc. The shares of common stock to be offered by the selling stockholders have originated as follows:

•	Legg Mason SBIC Mezzanine Fund, L.P.
o	10,000 and 137,930 shares relate to Class A units that were purchased in private placements in October 2007 and November 2011, respectively.
o	230,204 shares relate to Class A units that were received upon the conversion of subordinated debt in November 2011
o	10,442 shares relate to Class A units that were received in connection with the making of subordinated loans to LTN Staffing, LLC in October 2007.
o	59,868 shares relate to warrants to purchase Class A units that were received in connection with making the subordinated loans to LTN Staffing, LLC in May 2013.

Confidential treatment requested for redacted portions of letter marked with [***] by LTN Staffing, LLC under Rule 83 of the SEC’s Rules of Practice (a complete unredacted copy of this letter has been delivered to the staff of the Division of Corporation Finance).

Mr. Larry Spirgel

Securities and Exchange Commission

July 29, 2013

•	Brookside Pecks Capital Partners, LP
o	137,930 shares relate to Class A units that were purchased in a private placement in October 2007.
o	230,204 shares relate to Class A units that were received upon the conversion of subordinated debt in November 2011.
o	10,442 shares relate to Class A units that were received in connection with the making of subordinated loans to LTN Staffing, LLC in October 2007.
•	Brookside Mezzanine Fund II, LP
o	119,753 shares relate to warrants to purchase Class A units that were received in connection with making the subordinated loans to LTN Staffing, LLC in May 2013.
•	L. Allen Baker, Jr.
o	8,000 shares relate to Class A units that were purchased in a private placement in December 2012.
o	7,285 shares relate to Class A units that were received upon the conversion of subordinated debt in November 2011.
o	82,010 and 48,000 shares relate to Class B units granted as compensation in December 2011 and December 2012, respectively.
•	Douglas E. Hailey
o	7,151, 17,242 and 16,000 shares relate to Class A units that were purchased in private placements in October 2007, November 2011, and December 2012, respectively.
o	14,278 shares relate to Class A units that were received upon the conversion of subordinated debt in November 2011.
o	13,282 shares relate to Class B units granted as compensation in December 2011.
•	Debra R. Jackson
o	2,000 shares relate to Class A units that were purchased in a private placement in December 2012.
o	45,408 and 8,000 shares relate to Class B units granted as compensation in March 2012 and December 2012, respectively.
•	Richard L. Baum, Jr.
o	9,570, 10,400, and 20,400 shares relate to Class A units that were purchased in private placements in October 2007, November 2011, and December 2012, respectively.
o	5,464 shares relate to Class A units that were received upon the conversion of subordinated debt in November 2011.
o	6,811 shares relate to Class B units granted as compensation in December 2011.

Age of Financial Statements

2.	Please update the financial statements LTN Staffing and InStaff Holding and other financial information in the document to include the quarter ended March 31, 2013 as required by Rule 3-12 of Regulation S-X.

Response: The Company has updated its financial information to include the quarter ended March 31, 2013 in Submission No. 2.

Mr. Larry Spirgel

Securities and Exchange Commission

July 29, 2013

Selling Securityholders, page 56

3.	Please advise the staff whether each selling securityholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. If any of the selling shareholders are broker-dealers, revise to state that they are underwriters, not merely that they may be deemed underwriters. If any of the selling securityholders are affiliates of broker-dealers, then include disclosure, if true, indicating that those broker-dealer affiliates:
•	purchased the securities in the ordinary course of business; and
•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
If you are not able to state that these two conditions are met, it appears that you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale that is unable to make the above representations is not acting as an underwriter. We may have further comment.

Response: Douglas E. Hailey is a managing director of Taglich Brothers, Inc., a broker-dealer, and Richard Baum is a principal of Taglich Private Equity LLC, an affiliate of Taglich Brothers, Inc. Messrs. Hailey and Baum currently own membership units of LTN Acquisition, LLC, the direct parent of the Company. Prior to the effectiveness of the registration statement, LTN Acquisition, LLC will merge with and into the Company. In the merger, the membership units of LTN Acquisition, LLC owned by Messrs. Hailey and Baum will convert into membership units of the Company. Following the merger, the Company will convert to a Delaware corporation to be named BG Staffing, Inc., and upon such conversion, Messrs. Hailey and Baum will acquire the shares of common stock of BG Staffing, Inc. they are offering pursuant to the registration statement.

Messrs. Hailey and Baum acquired the membership units of LTN Acquisition, LLC, and will acquire their shares of common stock of BG Staffing, Inc., in the ordinary course of business. At the time of acquiring their membership units of LTN Acquisition, LLC, neither had any agreements or understandings, directly or indirectly, with any person to distribute such membership units. Moreover, at the time of acquiring the shares of common stock of BG Staffing, Inc., it is anticipated that neither will have any agreements or understandings, directly or indirectly, with any person to distribute such shares. The Company has added disclosure to this effect in Submission No. 2.

The remaining selling stockholders are neither broker-dealers nor affiliates, as defined in Rule 405, of broker-dealers.

Our Company, page 1

4.	We note the reference to growth projections by Staffing Industry Analysts. Please provide us with copies of any reports, tests and industry analysis that you cite or upon which you rely. Please mark these sources carefully to enable us to easily identify specifically what material from the source was used in the document and where it was used.

Response: The referenced growth projection by Staffing Industry Analysts is available at http://www.staffingindustry.com/site/Research-Publications/Research-Topics/Region-North-America/U.S.-Staffing-Industry-Forecast-April-2013-Update. A confidential report by Staffing Industry Analysts was also relied upon, and a marked copy thereof is attached hereto as Exhibit A.

Mr. Larry Spirgel

Securities and Exchange Commission

July 29, 2013

5.	We note your reference to “large Fortune 500 companies” among your IT Staffing customers. Please revise to clarify approximately what percentage of your customers fall within this description.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly in Submission No. 2.

Risk Factors, page 5

Our common stock may be considered a “penny stock,”…, page 9

6.	In light of your tangible assets for the last 5 years, it does not appear that there is a material risk that your common stock would be considered a penny stock. Please advise.

Response: The Company acknowledges the Staff’s comment and has deleted this risk factor in Submission No. 2.

Cautionary Note Regarding Forward-Looking Statements, page 14

7.	Please note that the safe harbor afforded by Section 27A of the Securities Act of 1933 is not available in connection with initial public offerings. Please delete the reference.

Response: The Company acknowledges the Staff’s comment and has removed the noted reference in Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 26

8.	We note that the acquisition of American Partners contributed primarily to your IT Staffing segment. Expand your discussion to quantify the expected impact of InStaff Holding Corporation on your Light Industrial Segment.

Response: The Company acknowledges the Staff’s comment and has expanded the discussion in the Overview accordingly in Submission No. 2.

Liquidity and Capital Resources, page 32

9.	Clarify whether the $0.1 to $0.2 million you plan on spending on capital expenditures in fiscal 2013 includes the acquisition costs for the pending acquisition of InStaff.

Response: The Company’s planned spend of $0.1 to $0.2 million on capital expenditures in fiscal 2013 does not include any acquisition costs for the acquisition of InStaff. The Company has clarified its disclosure in Submission No. 2.

Mr. Larry Spirgel

Securities and Exchange Commission

July 29, 2013

Management, page 42

10.	Please revise the descriptions of each director’s business experience to discuss his or her “experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant’s business and structure.” Refer to Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and the descriptions have been revised accordingly in Submission No. 2.

Audit Committee, page 44

11.	We note Messrs. Baum and Hailey’s relationship with Taglich Private Equity, LLC. In light of them both being principals of Taglich, the Management Agreement between the Company and Taglich and the sales commissions paid to Taglich Brothers, please tell us how you concluded that both are independent directors.

Response: The Company respectfully submits that Messrs. Baum and Hailey will be independent directors of BG Staffing, Inc. Messrs. Baum and Hailey currently serve as members of the board of managers of LTN Acquisition, LLC. Prior to the effectiveness of the registration statement, LTN Acquisition, LLC will merge with and into the Company and the Company will then convert to a Delaware corporation to be named BG Staffing, Inc. (the “Reorganization”). The Management Agreement between LTN Acquisition, LLC and Taglich Private Equity, LLC will be terminated at the Reorganization. Moreover, while Taglich Brothers, Inc. has been paid sales commissions in the past, it is not anticipated that additional sales commissions will be paid to Taglich Brothers, Inc. in connection with or following the Reorganization. These relationships would, therefore, not impede the independence of Messrs. Baum and Hailey as such relationships would have ended before their appointment as initial directors. See, e.g., Rule 10A-3(b)(1)(ii) (providing that, to be independent, audit committee members may not accept, directly or indirectly, any fee other than in the capacity as a member of the audit committee and must not be an affiliate of the issuer); see also Note 4 to Rule 16b-3 (clarifying that where a related person transaction disclosed under Item 404(a) is terminated before a director’s service as a non-employee director, the transaction will not bar such service as a non-employee director and such director will be permitted to approve certain transactions in the issuer’s securities for the purpose of the exemption from Section 16(b) contained in Rule 16b-3). The Company has concluded that the significant experience of Messrs. Baum and Hailey with the Company’s business, their independence from management as non-employees, and the fact that they will not be receiving payments directly or indirectly from BG Staffing, Inc. (other than in their capacity as directors of BG Staffing, Inc.) ideally equips them to serve as the BG Staffing, Inc.’s initial independent directors.

Mr. Larry Spirgel

Securities and Exchange Commission

July 29, 2013

Description of Capital Stock, page 52

12.	We note the sale of Class A units in 2011 and 2012. Please describe the material terms of these securities or discuss how these securities were, or are to be, converted/exchanged into common stock.

Response: LTN Acquisition, LLC, the direct parent of the Company, has two classes of units of membership interests outstanding which represent a member’s interest in LTN Acquisition, LLC, including the member’s share of distributions and allocations of profits and losses: (i) Class A units; and (ii) Class B units. Class A units have previously been offered to investors in private placements, and Class B units have only been issued to LTN Acquisition, LLC’s employees. Class A units and Class B units have certain differing rights with respect to distributions (e.g., immediate participation by Class A units and delayed participation by certain Class B units). Neither Class A units nor Class B units may be transferred except under limited circumstances. Moreover, members of LTN Acquisition, LLC are generally entitled to preemptive rights, are not liable for the obligations of LTN Acquisition, LLC, and do not participate in the management of LTN Acquisition, LLC.

Upon the merger of LTN Acquisition, LLC with and into the Company (the “Merger”), each member of LTN Acquisition, LLC will receive equivalent units in the Company as the surviving company in the Merger. The Company, as the surviving company in the Merger, will then convert to a Delaware corporation, BG Staffing, Inc. The conversion of the Company will be deemed to be a “liquidation” of the Company under the Company’s limited liability company agreement (which will be substantially identical to the limited liability company agreement of LTN Acquisition, LLC in place immediately prior to the Merger), and shares of BG Staffing, Inc. will be issued and distributed to the former members of the Company as “liquidation proceeds” in amounts to be determined in accordance with the liquidation provisions of the Company’s limited liability company agreement.

Neither Class A units nor Class B units will be offered pursuant to the registration statement. The shares of common stock of BG Staffing, Inc. to be offered by the selling stockholders will have rights as further described under “Description of Capital Stock” in the prospectus included in Submission No. 2. We have added a cross-reference to the discussion of how the Class A units and Class B units will be converted into shares of common stock under “Description of Capital Stock.”

Unaudited Pro Forma Financial Information

Notes to pro forma balance sheet, page 20

13.	Please include a schedule showing the calculation of the purchase price of InStaff Holding, including the value assigned to each type of consideration.

Response: The Company acknowledges the Staff’s comment and has added a schedule showing the calculation of the InStaff purchase price in Submission No. 2.

Mr. Larry Spirgel

Securities and Exchange Commission

July 29, 2013

14.	Revise Note B to disclose the amounts allocated to each specific identifiable tangible and intangible asset and liabilities of InStaff Holding. Also disclose the expected useful lives or amortization periods for each significant asset.

Response: The Company acknowledges the Staff’s comment and has revised Note B accordingly in Submission No. 2.

15.	Revise Note D to disclose the significant terms of the earnout provision and the potential impact on future earnings.

Response: The Company acknowledges the Staff’s comment and has revised Note D accordingly in Submission No. 2.

16.	Revise Note E on page 20 and note (d) at page 22 to disclose the primary factors you considered in evaluating the future realization of deferred tax assets and the need for a valuation allowance.

Response: The Company acknowledges the Staff’s comment and has revised Note E and note (d) accordingly in Submission No. 2.

Unaudited Pro Forma Combined Statement of Operations, page 21

17.	Expand the financial statement to include income (loss) on a per share basis and the shares outstanding as required by Rule 11-02 (b)(7) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the financial statements accordingly in Submission No. 2.

18.	You disclose in note (c) that you anticipate issuing subordinated loans with a 14% interest rate. If the actual interest rate on the loans may vary, you should also disclose the effect on income of a 1/8 percent variance in the rate.

Response: The interest rate on the subordinated loans is fixed at 14%. Since there is no variation in this interest rate, there would be no variance on the effect on income. The Company has revised note (c) to clarify that the subordinated loans have a fixed interest rate.

19.	Revise to note (c) to separately disclose the amount of interest attributed to the additional debt to finance the acquisition and the amount removed for interest expense incurred on the line of credit that will not be assumed.

Response: The Company acknowledges the Staff’s comment and has revised note (c) accordingly in Submission No. 2.

20.	Revise note (f) at page 22 to include a schedule showing the calculation of the purchase price of American Partners Inc., including the value assigned to each type of consideration. Also show the allocation to acquired tangible and intangible assets and liabilities. Disclose the expected useful lives or amortization periods for each significant asset.

Response: The Company acknowledges the Staff’s comment and has revised note (f) accordingly in Submission No. 2.

Mr. Larry Spirgel

Securities and Exchange Commission

July 29, 2013

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

21.	The information at your website indicates that you provide permanent placement services. If this is true and this source of revenue is significant, please expand your disclosure to address whether you recognize revenue on a gross basis as a principal using the guidance in ASC 605-45-45. Also address the impact on your revenue recognition policy of any guarantees that you provide for permanent placements.

Response: The Company does provide limited permanent placement services. Permanent placement revenue was $442,903 and $42,892 for Fiscal 2012 and 2011, respectively, and represents 0.6% and 0.1% of total revenue in Fiscal 2012 and 2011, respectively. As these amounts are not significant, the Company has chosen not to provide related disclosure. The Company does defer the recognition of permanent placement revenue until any guarantees have expired and the price is considered to be fixed and determinable.

Note 10 – Equity, page F-19

22.	Please revise your disclosure to discuss your analysis for concluding the units granted under the incentive plan had no fair value at the grant date.

Response: The Company acknowledges the Staff’s comment and has revised Note 10- Equity accordingly in Submission No. 2.

American Partners, Inc.

Independent Auditors’ Report, page F-25

23.	Please ask the Auditors to include the city and state where the report is issued.

Response: The Company acknowledges the Staff’s comment. The city and state where the Independent Auditors’ Report is issued has been included.

Mr. Larry Spirgel

Securities and Exchange Commission

July 29, 2013

Other Financial Statements

24.	It appears that the acquisition of Extrinsic in November 2011 may be significant based on the purchase price. Please provide a schedule showing how you evaluated the significance of this acquisition in determining whether audited financial information is required in the registration statement under Rule 3-05 Regulation S-X.

Response: The Company utilized Staff Accounting Bulletin Topic 1.J., Application of Rule 3-05 in Initial Public Offerings in evaluating the significance of each acquisition to determine whether audited financial information is required in the registration statement. Each acquired business is a discrete, autonomous business that has been maintained substantially intact after the acquisition.

Upon calculating the three significance tests of Regulation S-X Rule 1-02(w) utilizing the required pro forma statements, prepared in accordance with Regulation S-X Article 11, as of and for the fiscal year ended December 30, 2012, the Company identified the highest level of significance for each acquired entity:

JNA Staffing (acquired December 2010)	1.12%
Extrinsic (acquired November 2011)	18.55%
BG Personnel (acquired May 2010)	19.97%
American Partners (acquired December 2012)	32.92%
Instaff (acquired May 2013)	24.40%

The operating results of each of the entities listed above have been included in the Company’s audited financial statements from the date of acquisition. Based on the results above, the Company is only required to have audited financial information for Extrinsic for the most recent fiscal year. The Company notes that there are thirteen (13) months of audited financial information of Extrinsic included in this registration statement.

Exhibit Index

25.	We note that only Exhibits 10.3 and 10.5 were provided together with this draft registration statement, yet your exhibit index reflect the submission of several other agreements. Please advise.

Response: The Company acknowledges the Staff’s comment and has revised the exhibit index to clarify which exhibits will be included in the initial filing of the registration statement (all of which are now included as exhibits to Submission No. 2).

*******

Mr. Larry Spirgel

Securities and Exchange Commission

July 29, 2013

We hope the foregoing answers are responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (972) 692-2400 or by email at djackson@bgstaffing.com with any questions or comments regarding this letter.

Sincerely,

/s/ Debra R. Jackson
Debra R. Jackson
Chief Financial Officer
LTN Staffing, LLC

cc:	Gregory Dundas, Securities and Exchange Commission

Terry French, Securities and Exchange Commission

Charles Eastman, Securities and Exchange Commission

L. Allen Baker, Jr., LTN Staffing, LLC

William P. Bowers, Norton Rose Fulbright

Glen J. Hettinger, Norton Rose Fulbright

Amanda K. Hartman, Grant Thornton LLP

EXHIBIT A

STAFFING INDUSTRY ANALYSTS REPORT

[***]

 Confidential treatment requested for redacted portions of letter marked with [***] by LTN Staffing, LLC under Rule 83 of the SEC’s Rule of Practice (a complete unredacted copy of this letter has been delivered to the staff of the Division of Corporation Finance).